As filed with the Securities and Exchange Commission on October 2, 2002.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57
                               AMENDMENT NO. 2 TO
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                          Aktsiaselts Narva Elektrivork
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)



Communications concerning this notification should be directed to:

David L. Wozny                                  George Dwight II
Vice President                                  Senior Counsel
Cinergy Global Resources, Inc.                  Cinergy Corp.
139 East Fourth Street                          139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                         Cincinnati, Ohio  45202







         Reference is made to the original notification in this docket, filed on January 19, 1999, as amended on July 20, 1999 (collectively, "Original Notification").

         In the Original Notification, Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed status as a foreign utility company ("FUCO") for Aktsiaselts Narva Elektrivork, a corporation organized under the laws of the Republic of Estonia ("Narva Electric").

         The Original Notification indicated (inter alia) that Narva Electric was a "subsidiary company" of Cinergy within the meaning of the Act. Recently, Cinergy sold its entire ownership interest in Narva Electric to a nonaffiliate. Accordingly, Cinergy no longer claims FUCO status for Narva Electric.


                                                               SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:


                                                     CINERGY CORP.

                                                     By: /s/Wendy L. Aumiller
                                                         Wendy L. Aumiller
                                                         Treasurer


October 2, 2002